UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ENTERTAINMENT GAMING ASIA INC.
(Name of Subject Company)

ENTERTAINMENT GAMING ASIA INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29383V305
(CUSIP Number of Class of Securities)

Clarence (Yuk Man) Chung
Chief Executive Officer
37/F, The Centrium
60 Wyndham Street
Central, Hong Kong SAR

+852-2153-9454

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel K. Donahue, Esq.
Greenberg Traurig, LLP
3161 Michelson Drive, Suite 1000
Irvine, CA 92612
(949) 732-6500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Entertainment Gaming Asia Inc., a Nevada corporation (“Entertainment Gaming” or the “Company”). Entertainment Gaming’s principal executive offices are located at 37/F, The Centrium, 60 Wyndham Street, Central, Hong Kong SAR. Entertainment Gaming’s telephone number at this address is + 852-2153-9454.

Securities

The title of the class of equity securities to which this Statement relates is Entertainment Gaming’s Common Stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”). As of May 16, 2017, there were 14,464,220 shares of Common Stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Entertainment Gaming, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by EGT Nevada Holding Inc. (the “Offeror”), a Nevada corporation and a wholly-owned subsidiary of Melco International Development Limited (“Melco”), a Hong Kong listed company, to purchase all the outstanding Shares at a price of $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Melco and Offeror with the Securities and Exchange Commission (the “SEC”) on May 5, 2017. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer expires at 5:00 p.m., New York City time, on Tuesday, June 6, 2017, unless it is extended (or terminated) in accordance with its terms.

Melco has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Entertainment Gaming. Melco has indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Entertainment Gaming with a wholly-owned subsidiary of Melco (the “Proposed Merger”). The Offer is subject to numerous conditions, which include the following, among others:

•	The “Minimum Condition” – there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which (x) represents at least a majority of the issued and outstanding Shares, excluding shares of Shares owned by Melco and its affiliates, and (y) together with the Shares then owned by Melco and its affiliates, represents at least 90% of the total number of all the then outstanding Shares.

In addition, Melco is not required to consummate the Offer and may terminate or amend the Offer if at any time any of the following conditions exist, which conditions may be asserted by Melco or Offeror at their sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

•	there is any judgment, ruling, order, writ, injunction, or decree issued by a court of competent jurisdiction or by a governmental entity, or any statute, law, ordinance, rule or regulation is in effect that would (1) make the Offer illegal or (2) otherwise prevent the consummation thereof;

•	there shall (A) be pending or threatened any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or (B) have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on Melco’s ownership, control or operation of all or a material portion of the businesses or assets of Entertainment Gaming, (ii) prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer, (iii) results in a material delay in or restricts Melco’s ability, or renders Melco unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on Melco’s ability effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Entertainment Gaming’s stockholders, (v) requires material divestiture by Melco or its affiliates of Shares, (vi) seeks to compel Melco or its affiliates or Entertainment Gaming or its subsidiaries to dispose of material portions of the business, assets or properties of Melco or its affiliates or Entertainment Gaming or its subsidiaries, (vii) challenges or seeks to enjoin or prohibit (or seeks damages for) the acquisition by Melco of the Shares or (viii) that otherwise may adversely impact Entertainment Gaming;

•	there occurs any event, change or circumstance which has or is reasonably likely to have a material adverse effect on the business or financial condition of Entertainment Gaming; or

•	Entertainment Gaming enters into or adopts any “poison pill” or similar stockholder rights plan or any other anti-takeover measure.

The Schedule TO states that the principal executive offices of Melco and Offeror are located at 38th floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and that the telephone number of its principal executive offices is (852) 3151-3731.

The Company has filed this Statement and Melco and Offeror have filed the Schedule TO with the SEC and such Schedules are available at the website maintained by the SEC at www.sec.gov. The information on Entertainment Gaming’s website is not a part of this Statement and is not incorporated by reference into this Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Statement, incorporated herein by reference or described in the Offer, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Entertainment Gaming or any of its affiliates or any of their respective executive officers, directors, on the one hand, and Melco, Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Melco

Melco’s Equity Ownership of Entertainment Gaming

According to the Schedule TO, as of May 5, 2017, Melco and its subsidiaries beneficially owned an aggregate of approximately 64.8% of the issued and outstanding Shares.

Trade Sales of Gaming Products

Melco Crown (Macau) Limited (“MCM”), an associate of Melco, purchased an aggregate of approximately $358,000 and $138,000 in gaming products from a wholly-owned subsidiary of Entertainment Gaming during the years ended December 31, 2015 and 2014, respectively. MCM did not purchase any gaming products from Entertainment Gaming in the year ended December 31, 2016.

MCE Leisure (Philippines) Corporation (“MCE”), an associate of Melco, purchased gaming products from a wholly-owned subsidiary of Entertainment Gaming in the aggregate amount of approximately $167,000, $4.9 million and $3.5 million during the years ended December 31, 2016, 2015 and 2014, respectively.

Melco Resorts & Entertainment Limited, an associate of Melco, purchased an aggregate of approximately $212,000 and $243,000 in gaming products from a wholly-owned subsidiary of Entertainment Gaming during the years ended December 31, 2015 and 2014, respectively. Melco Resorts & Entertainment Limited did not purchase any gaming products from Entertainment Gaming in the year ended December 31, 2016.

Studio City International Holding Limited, a subsidiary of Melco, purchased gaming products from a wholly-owned subsidiary of Entertainment Gaming in the aggregate amount of approximately $2.3 million during the year ended December 31, 2015. Studio City International Holding Limited did not purchase any gaming products from Entertainment Gaming during the years ended December 31, 2016 and 2014.

Management Services

During the years ended December 31, 2016, 2015 and 2014, Entertainment Gaming paid Melco Services Limited, a wholly-owned subsidiary of Melco, approximately $425,000, $226,000 and $4,000, respectively, primarily for corporate management and administrative services.

During the years ended December 31, 2016, 2015 and 2014, Entertainment Gaming paid Golden Future (Management Services) Limited, a wholly-owned subsidiary of MCM, approximately $240,000, $281,000 and $276,000, respectively, for management services related to Entertainment Gaming’s gaming products business.

Director and Officer Conflicts

Affiliated Directors. All but one of the directors of the Company have actual or potential conflicts of interest in connection with the Offer, as summarized below. The following directors have an actual or potential conflict of interest because each is or has been associated as an employee, officer, director or equity owner of Melco or its affiliates:

•	Clarence (Yuk Man) Chung has served as one of the Company’s directors since 2007, and currently serves on the board of directors of Melco and is a member of the executive committee, finance committee and corporate social responsibility committee of Melco. In addition, Mr. Chung is a non-executive director of Melco Resorts and Entertainment Limited and as chairman and president of Melco Crown (Philippines) Resorts Corporation, which are affiliates of Melco. Mr. Chung has advised the Company that as of the date of this Statement he owns 3,350,440 ordinary shares of Melco, 106,000 ordinary shares of Melco that are restricted and subject to vesting and options to purchase 2,719,000 ordinary shares of Melco.

•	John W. Crawford, J.P. has served as one of the Company’s directors since 2007 and chairs the Nominating Committee, and, with effect from January 12, 2017 and February 1, 2017, serves on the board of directors of Melco Resorts and Entertainment Limited and Melco Crown (Philippines) Resorts Corporation, respectively, which are affiliates of Melco. Mr. Crawford has advised the Company that as of the date of this Statement he does not own any equity interest in Melco.

•	Samuel (Yuen Wai) Tsang has served as one of the Company’s directors since 2008 and currently serves in a consulting capacity as the Chief Advisor, Legal of Melco. Mr. Tsang is also a director of MelcoLot Limited, an affiliate of Melco. Mr. Tsang has advised the Company that as of the date of this Statement he owns 3,031,162 ordinary shares of Melco, 34,000 ordinary shares of Melco that are restricted and subject to vesting and options to purchase 1,903,000 ordinary shares of Melco.

•	Anthony (Kanhee) Tyen, Ph.D. has served as one of the Company’s directors since 2008, and currently serves on the board of directors of Melco. Mr. Tyen also serves on the board of directors of Summit Ascent Holdings Limited, an affiliate of Melco. Mr. Tyen has advised the Company that as of the date of this Statement he owns 18,000 ordinary shares of Melco, 19,000 ordinary shares of Melco that are restricted and subject to vesting and options to purchase 1,000,000 ordinary shares of Melco.

•	Dennis (Chi Wai) Tam, Ph.D. has served as one of the Company’s directors since 2015, and currently serves as the Group Finance Director and Head of Human Resources & Administration of Melco. Mr. Tam also serves as a director of the Offeror, EGT Nevada Holding, Inc. Mr. Tam is also an executive director of MelcoLot Limited, an affiliate of Melco. Mr. Tam has advised the Company that as of the date of this Statement he owns 3,190,002 ordinary shares of Melco, 110,000 ordinary shares of Melco that are restricted and subject to vesting and options to purchase 3,578,000 ordinary shares of Melco.

Non-Affiliated Director. Vincent L. DiVito has served as one of the directors of the Company since 2005 and has no other affiliation with Melco or its affiliates.

Cash Consideration Payable Pursuant to the Tender Offer. If the directors and executive officers of the Company that own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of May 16, 2017, the directors and executive officers of the Company beneficially owned, in the aggregate, 899,083 Shares. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of $1,623,167 in cash, without interest, subject to any applicable withholding taxes. As of May 16, 2017, the Company’s directors and executive officers held options to purchase an aggregate 465,939 Shares, with exercise prices ranging from $1.28 to $4.84 and an aggregate weighted average exercise price of $1.97 per share, 255,436 of which were vested and exercisable as of that date. According to the Schedule TO, Melco intends to accelerate the vesting of all outstanding options to purchase Common Stock upon the consummation of the Offer.

Director Compensation. Currently, non-employee members of the Company’s board of directors, other than Samuel Tsang and Dennis Tam, receive quarterly fees of $13,500 and an additional $6,500 per quarter to the chairman of the audit committee. The Company also reimburses directors for out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors. The Company’s policy was to provide each member of the board of directors with an annual grant of options to purchase 6,250 Shares. However, no annual grants of options have been made to members of the board of directors since January 1, 2015.

Executive Agreements and Arrangements with the Company

On August 13, 2015, the Company, through a wholly-owned subsidiary, entered into an executive employment agreement with Clarence Chung, pursuant to which Mr. Chung serves as the executive Chairman and Chief Executive Officer of the Company. The executive employment agreement continues indefinitely until terminated by either party. According to the terms of the executive employment agreement, Mr. Chung is entitled to a fixed salary in the amount of $1 per year and additional incentive remuneration, payable in cash, to be determined annually by the compensation committee of the board of directors of the Company. The determination of the additional incentive remuneration is not subject to any fixed or quantitative standards and instead shall be subject to the compensation committee’s discretion. During his employment term, Mr. Chung also serves as (i) an executive director of Melco and receives a salary from Melco for his services rendered to Melco; and (ii) Chairman and President of Melco Crown (Philippines) Resorts Corporation, an indirect subsidiary of Melco Resorts and Entertainment Limited, which operates a hotel casino resort in the Philippines, and receives a salary from Melco Resorts and Entertainment Limited for his services rendered to that company.

The foregoing description is qualified in its entirety by reference to the full text of the Executive Employment Agreement dated August 13, 2015 entered into between Elixir Gaming Technologies (Hong Kong) Limited and Mr. Chung, filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Indemnification of Directors and Officers

The Company’s articles of incorporation obligate it to indemnify its directors and officers to the fullest extent permitted under Nevada law. Chapter 78 of the Nevada Revised Statutes provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The Company has entered into indemnification agreements with members of our board of directors and certain other employees in which the Company agreed to hold harmless and indemnify such directors, officers and employees to the fullest extent authorized under Nevada law, and to pay any and all related expenses reasonably incurred by the indemnitee. The relevant members of the board of directors are Clarence Chung, Vincent L. DiVito, John Crawford, Samuel Tsang, Dr. Anthony Tyen and Dennis Tam.

The foregoing description is qualified in its entirety by reference to the full text of the Form of Indemnification Agreement, filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Reasons for the Board’s Position and Factors Considered

In reviewing the terms and considering the Offer and the transactions contemplated thereby, the Company’s board of directors (“Board”) consulted with the Company’s senior management, financial advisors and legal counsel. However, since all of the members of the Board, with the exception of Vincent DiVito, are presently affiliated with Melco, (please refer to Item 3. “Past Contacts, Transactions, Negotiations and Agreements - Director and Officer Conflicts” for a discussion of the affiliations of our Board members with Melco) and due to the significant overlap between our Board and the board of directors of Melco and its key subsidiaries, the Board believes that, with the exception of Mr. DiVito, all of the members of the Board have an actual or potential conflict of interest in evaluating the Offer. The Board did not appoint a special committee of the Board to consider and make a recommendation with respect to the Offer because only one member of the Board, Mr. DiVito, is presumed to be free of a conflict of interest, and the Board, after discussion with its legal advisors, concluded that a Special Committee comprised of one member would not be deemed practical or effective.

Recommendation

As mentioned above, all but one of the members of the Board have actual or potential conflicts of interest in connection with the Offer, and, therefore, the Board is expressing no opinion as to whether the holders of Shares should tender their Shares pursuant to the Offer and is remaining neutral with respect to the Offer. The Board is making no recommendations regarding whether the holders of the Shares should accept or reject the Offer. Consequently, the Board urges each stockholder to make its own decision regarding the Offer based on all of the Company’s publicly available information, including without limitation, the factors considered by the Board and described below.

Special Considerations

In addition to the foregoing, and notwithstanding the Board’s position of neutrality, the Board considered the following additional factors it believes should be taken into account by stockholders in considering whether to reject or accept the Offer:

•	The Board has not obtained a fairness or valuation opinion with respect to the Shares from an independent financial advisor and, therefore, cannot provide independent assurance that the $2.35 per Share Offer price reflects the intrinsic value of the Company or represents a fair value for the Shares;

•	The $2.35 Offer price represents a premium of approximately 42.4% over the closing price of the Shares on April 18, 2017, the last full trading day before Melco filed an amendment to its Schedule 13-D publicizing its interest in acquiring all of the Shares of the Company;

•	If Melco is unsuccessful in completing the Offer, the Board believes that the trading price of the Shares may return to the previous trading range prior to April 18, 2017, the last full trading day before Melco filed an amendment to its Schedule 13-D publicizing its interest in acquiring all of the Shares of the Company;

•	The Board believes that Company’s Shares are thinly traded on the Nasdaq Capital Market and subject to a low level of liquidity and, as a result, if Melco is unsuccessful in completing the Offer, stockholders may encounter difficulty selling their Shares at prices they consider to be fair or at times that are convenient for them, or at all;

•	The Company is currently controlled by Melco and will continue, after the Offer, to be controlled by Melco regardless of the outcome of the Offer.

•	The Offer is subject to a non-waivable condition such that in order for the Offer to be consummated, there must be a number of Shares validly tendered (and not withdrawn) which constitutes at least (a) a majority of the outstanding Shares of the Company that are not beneficially owned by Melco or its affiliates, and (b) when combined with the Shares currently owned by Melco and its affiliates, 90% of the outstanding Shares;

•	Melco’s obligation with respect to the Offer is not subject to any financial conditions and Melco makes representations in the Offer about the adequacy of its cash resources to purchase the Shares pursuant to the Offer;

•	The Board believes that the Company presently has limited strategic alternatives, as described below:

o	For over the past two years, at the Board’s direction, management of the Company has pursued strategic acquisitions and investments outside of the traditional gaming operations of the Company in expectation of having to replace the cash flow provided by the Company’s participation agreement with NagaWorld Limited, which expired by its terms in February 2016. Despite its best efforts, management has not been able to procure any suitable strategic acquisitions or investments. Meanwhile, for the period from January 1, 2015 to March 31, 2017, the Company has incurred negative cash flow from continuing operations of approximately $8.7 million;

o	As of the date of this Statement, and excluding the Company’s existing placement of electronic gaming machines in the Philippines which are currently under negotiation for sale by the Company, the Company’s sole operations consist of the development of its social gaming platform and a free-to-play, mobile social casino gaming application called City of Games designed specifically for the Pan-Asian markets, excluding Mainland China. City of Games content currently comprises two internally developed baccarat games and some licensed third-party slot games. The platform is designed to allow the operator of the games to generate revenue through the in-game sale of virtual coins that allows players to extend play time or accelerate their progress. It also allows for the ability to offer rewards whereby players can redeem experience points from game time play for incentives, for example, food and beverage, rooms and entertainment at casino resort properties. In August 2016, the Company commenced testing of City of Games and it remains in a testing stage. The Company has marketed the application, primarily through the purchase of advertisements on Facebook’s mobile platform in certain areas in Pan-Asia. In the second half of 2016, the Company began development of a non-casino gaming application exclusively for the Mainland China market. This application is currently in an early development stage. As of the date of this Statement, and other than the aforementioned purchase of advertisements on Facebook, the Company does not have any material agreements, understandings or arrangements with any third parties with respect to the marketing of its social gaming platform. To date, the social gaming operations have been fully internally funded. As of March 31, 2017, the Company had spent a total of $5.4 million on the development of social gaming. In addition to the foregoing, the Board believes that:

❖	The social gaming platform is for all practical purposes a start-up business and is subject to all of the risks inherent in the financing, expenditures, complications and delays in a new business, including the uncertainties encountered by developing companies in competitive environments;

❖	The eventual success of the social gaming platform will depend on the Company’s development of a business model for the full-scale commercial exploitation of the social gaming operations, which has not been developed as of this date;

❖	Based on the input from management, the Company will incur losses on social gaming for the foreseeable future; and

❖	Based on the input from management and industry sources, Melco’s Offer values the non-cash assets of the Company, as a group, including the social gaming platform, at or in excess of their current aggregate market value.

o	Based on the advice of its financial advisors and legal counsel, the Board does not believe that a sale of the Company is a viable alternative, given that the Company’s principal assets are cash and an early stage social gaming platform.

o	With regard to a potential liquidation of the Company as a strategic alternative, the Board believes, based on the advice of its financial advisors and the input from management and industry sources, that the amount of distributions the stockholders are likely to receive in liquidation, assuming a complete liquidation, including the sale of all non-cash assets at their expected market prices and distribution of all funds to stockholders, as of this date, will likely be less than the Offer. In this regard, the Board considered that a statutory liquidation may take a few years to determine and pay off all creditors, both known and unknown as of this date, and meanwhile the cash available for distribution will continue to be depleted by the ongoing costs of liquidation as well as the settlement of any litigation or unknown claims that might arise in the meantime.

•	The Board believes that based on the foregoing, there can be no assurance that the total future return on a stockholder’s investment in the Shares arising from any of the alternatives described above will exceed the Offer price, whether on an absolute or present value basis. In this regard, the Board further considered, based in part on consultation with its financial advisors, that, the present value of the Company is substantially determined by its present cash balance, and that the pursuit of any of the alternatives described above will likely result in continued negative cash flow from operations and depletion of the Company’s cash balance and market value.

•	Melco’s Offer will result in an immediate payment of $2.35 per Share free of any of the continued expenses or risks that might be encountered in the pursuit of any of the strategic alternatives discussed above.

The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that each stockholder’s decision on whether or not to tender their Shares and, if so, how many Shares to tender, is a personal investment decision dependent upon each individual stockholder’s particular investment objectives and circumstances and their own consideration and evaluation of all of the Company’s publicly available information, including without limitation, the factors considered by the Board and described in this Item 4.

The foregoing discussion of the factors and reasons considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its consideration of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements - Director and Officer Conflicts” in Item 3 above.

Intent to Tender

As noted above, according to information presently available to the Company, the directors and executive officers of the Company presently beneficially own a total of 899,083 Shares. To the knowledge of the Company, after making reasonable inquiries, all such directors and executive officers intend to tender their Shares to the Offeror pursuant to the terms of the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Entertainment Gaming nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Entertainment Gaming on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by Entertainment Gaming or, to Entertainment Gaming’s knowledge after making reasonable inquiries, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

The Company has not undertaken or engaged in any negotiations in response to the Offer that relate to or would result in: (a) a tender offer for or other acquisition of the Company’s common stock by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

There are no transactions, resolutions of the board of directors, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Information Regarding Golden Parachute Compensation

Melco has stated that, after completion of the Offer and, if consummated, the Proposed Merger, it intends to accelerate the vesting of all unvested options to purchase Common Stock of the Company and then cancel all Company options in exchange for a cash payment (for in-the-money options only) equal to $2.35 less the option exercise price multiplied the number of option shares. The Company’s Chief Executive Officer and Chief Financial Officer, Clarence Chung and Traci Mangini, respectively, currently hold vested and unvested options to purchase Common Stock of the Company. Upon the completion of the Proposed Merger, Mr. Chung and Ms. Mangini would each receive $117,950 and $21,039, respectively, in exchange for their presently vested and unvested options.

Except as set forth above, there are no agreements or understandings, whether written or unwritten, between either Mr. Chung or Ms. Mangini and the Company concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to completion of the Offer or, if consummated, the Proposed Merger.

Short-form Merger

Following the consummation of the Offer, Melco has indicated its intent to consummate, as soon as reasonably practicable, a short-form merger with the Company in which all outstanding Shares not owned by Melco and its affiliates will be converted into the right to receive cash in an amount equal to the $2.35 per Share Offer price, without interest. Under Nevada law, if Melco and its affiliates own 90% or more of the outstanding Shares, Melco would be able to effect such a merger under the short-form merger provisions of Nevada law without a vote of, or prior notice to, the Company’s board of directors or stockholders.

No Appraisal Rights

There are no appraisal rights available to holders of Shares in connection with the Offer or, if consummated, the Proposed Merger.

Delisting and Deregistration

Melco has stated that, after completion of the Offer and, if consummated, the Proposed Merger, Melco intends, subject to applicable law and securities exchange regulations, to seek to delist the Shares from NASDAQ and, subject to applicable laws, to deregister the Shares and terminate the reporting obligations of Entertainment Gaming under the Securities and Exchange Act of 1934, as amended.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

a(1)	Chairman’s Transmittal Letter dated May 19, 2017 to the Stockholders of Entertainment Gaming Asia Inc.
a(2)	Press Release dated May 19, 2017 by Entertainment Gaming Asia Inc.
e(1)	Executive Employment Agreement dated August 13, 2015 entered into between Elixir Gaming Technologies (Hong Kong) Limited and Clarence Chung (Incorporated by Reference to Exhibit 99.1 to the Current Report on Form 8-K filed on August 13, 2015.)
e(2)	Form of Indemnification Agreement entered into by Entertainment Gaming Asia Inc. with its officers and directors (Incorporated by Reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed on August 19, 2003.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENTERTAINMENT GAMING ASIA INC. By: /s/ Clarence (Yuk Man) Chung Clarence (Yuk Man) Chung, Chief Executive Officer
Dated: May 19, 2017